1/2

04035383

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia Força e Luz Cataguazes Leopoldina

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JUL 12 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5147

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 7/12/04

82-5147

AR/S
12-31-03

Companhia Força e Luz Cataguazes Leopoldina

President's Message
Management Report
Financial Statements for the Years Ended December 31, 2003 and 2002 and Independent Auditors' Report

I - Message from the Chairman of the Board of Directors

After two years suffering the effects of the electric energy rationing, we are very pleased to announce that in 2003 Cataguazes-Leopoldina was able to reverse the losses recorded in 2001 and 2002. After the financial sanitation plan implemented at the beginning of the fourth quarter of 2003, Cataguazes-Leopoldina achieved in 2003 a consolidated net income of R$16.9 million.

With this performance, we expect to pay minimum fixed dividends for Class A and Class B preferred shares, respectively, in the amount of R$16.7 million, of which only 31.7% will be actually paid in the short term, due to contractual commitments assumed by the shareholders who have signed the Shareholders' Agreement benefiting the other debenture holders, due to the subordination provisions of the indenture of the 6th issue of debentures.

The income in 2003 is due to a series of measures taken by the management of the Cataguazes-Leopoldina System. One of these measures was the conclusion, in October, of a debt-restructuring program of the companies comprising the Cataguazes-Leopoldina System, in the amount of approximately R$750 million, matching short-term debt maturities to the respective companies' cash flow generation, and recovering short-term liquidity. To achieve this, the creditors' support was fundamental, especially that of the National Bank for Economic and Social Development – BNDES.

Also included in this strategic planning was Cataguazes-Leopoldina's sale, through its subsidiary Cat-Leo Energia, of two 40 MW small hydroelectric plants (SHP), the Ivan Botelho I and the Túlio Cordeiro de Mello, for R$80 million plus these plants' debts to the BNDES, amounting to approximately R$51.7 million. This transaction generated the recording of revenue, net of the book value of the assets sold, of nearly R$45.2 million.

Another event in 2003 was the opening of four SHPs (two of which are mentioned in the previous paragraph) of the five that were being built simultaneously, increasing by 75 MW the installed capacity. Currently, the Cataguazes-Leopoldina System comprises 19 SHPs, with a total installed capacity of 106 MW, and a 50% share in a thermoelectric plant of 87 MW of installed capacity. In the two-year period of 2002-2003, power generation investments amounted to approximately R$200 million.

Year after year, our effort in the search for consumer service excellence has been acknowledged by the market. In 2003, three of the five companies of the Cataguazes-Leopoldina System won important awards of the Brazilian electric sector, bestowed by the Brazilian Association of Electric Energy Distribution Companies (Abradee). Saelpa, CELB and CFLCL won the Abradee 2003 Award in the following categories, respectively: Best Performance Evolution, Highest Quality of Management, and Social Responsibility.

Regarding the new institutional model for the electric sector, we remain hopeful and trust that the Government and the Congress together will be flexible and will meet the claims of the power generation and distribution companies, with clear and lasting rules, so that we can resume the growth of our country in an environment without fear of the future, thus harmonizing the country's needs with the interests of all involved parties: shareholders, investors and consumers.

Cataguases, March 29, 2004

Ivan Müller Botelho
Chairman of the Board of Directors

II - Management Report

Below we submit for your appreciation the major facts and events of 2003, together with the corresponding Financial Statements.

1. Consolidated Gross Operating Revenue grew 25.1%

In 2003, CFLCL's Consolidated Gross Operating Revenue was R$1,315,951 thousand, surpassing by 25.1% the revenue in 2002. The revenue growth in 2003 is as follows, by generation and distribution company:

Company	Gross Operating Revenue (R$ 000)	% Variation (*)
CFLCL	272,201	+ 25.6
CENF	71,950	+ 19.1
Energipe	398,724	+ 31.1
CELB	89,066	+ 16.6
Saelpa	459,656	+ 16.2
Cat-Leo Energia	15,097	+ 82.3
Usina Termelétrica de Juiz de Fora	104,824	+ 120.5
CFLCL - Consolidated	**1,315,951**	**+25.1**

(*) In relation to 2002

Evolution of CFLCL's Consolidated Operating Revenue over the past 5 years (R$ million)


424
540
1,063
1,052
1,316
1999
2000
2001
2002
2003

2. Electric Energy Consumption increased 7.1%

Although the energy market in certain regions where CFLCL operates had still been marked by the remaining effects of the rationing program, the consolidated energy sales volume to its nearly 1,775 thousand consumers was 5,891 GWh (962 GWh by the Company) in 2003, which represents a 7.1% increase for the year (3.8% for Company, excluding the effects of free energy consumers in its concession area), which is quite significant when compared to the following energy consumption growths: Brazil, 3.7%, Southeast, 1.5%, Northeast, 6.0%.

Among the consumer classes, the following should be noted:

- Consumption in the residential class (1,705 GWh for consolidated and 297 GWh for Company) had a consolidated growth of 8.0% (1.8% for Company) when compared to consumption in 2002, principally due to the surprising performance of residential consumption in subsidiary Saelpa's concession area (10.2% higher than in 2002);

- The commercial class recorded a consumption of 859 GWh for consolidated (132 GWh for Company), higher than in 2002 by 7.5% for Consolidated and 3.1% for Company;

- The industrial class consumed 2,122 GWh for Consolidated (316 GWh for Company, excluding free energy consumers in its concession area), with a 4.3% growth. Considering free energy consumers (26 GWh from September to December 2003, with billings only for the use of the distribution and transmission system in the period), the industrial class served by the Company had a 5.8% increase in consumption, evidencing that, in spite of the modest growth of the country's economy (industrial consumption of energy increased only 1.7% in 2003), the mining industry in CFLCL's concession area recorded a significant development.

The Northeast energy sales volume, especially of subsidiaries Energipe, CELB and Saelpa, shows a clearer recovery after the rationing (which was started by mid-2001 and only ended in February 2002), in comparison with the sales of CFLCL and of subsidiary CENF, which operates in the Southeast. In relation to 2000, sales of the subsidiaries operating in the Northeast are 6.4% higher, which did not occur in the Southeast.

Energy Sales in CFLCL's Retail Market (GWh)

Description	Southeast CFLCL(*)	Southeast CENF	Northeast Energipe	Northeast CELB	Northeast Saelpa	Total
2000 (without rationing)	1,004	312	1,788	511	2,074	5,689
2001 (with rationing)	910	263	1,661	455	1,953	5,242
2002 (with rationing)	952	267	1,736	482	2,061	5,498
2003 (without rationing)	**962**	**276**	**1,859**	**524**	**2,269**	**5,891**
2003/2002 Growth (%)	**+1.1**	**+ 3.6**	**+ 7.1**	**+ 8.7**	**+ 10.1**	**+ 7.1**

(*) Considering in the energy balance sales to free energy consumers in CFLCL's region, the growth is 3.8%.

3. Controllable costs decreased 6.9% while cash generation grew 35.1%

CFLCL and its subsidiaries have endeavored to rationalize their controllable operating costs (personnel, materials and outside services) and implement new service standards, reducing costs and increasing efficiency, productivity, and especially the quality in the supply of energy to its consumers. This allowed a 6.9% reduction in consolidated costs, from R$172,872 thousand in 2002 to R$161,011 thousand in 2003.

Company	Controllable costs (R$ 000)	Variation % (*)
CFLCL	38,600	+ 3.8
CENF	11,109	+ 2.5
Energipe	43,569	- 6.9
CELB	11,684	- 6.6
Saelpa	60,085	- 12.3
Cat-Leo Energia	1,438	+ 3.1
Usina Termelétrica de Juiz de Fora	2,312	- 41.9
CFLCL Consolidated	**161,011**	**- 6.9**

(*) In relation to 2002

CFLCL Consolidated Controllable Costs (R$ million)


161.0
172.9
2003
2002

On the other hand, consolidated cash generation (measured by EBITDA) was 35.1% higher than in 2002, totaling R$286,044 thousand for consolidated (R$59,820 thousand for Company), which represents a consolidated EBITDA margin (cash generation divided by net operating revenue) of 28.7%, or 2.7 percentage points higher than in 2002.

The evolution of cash generation (EBITDA) of generation and distribution companies of the Cataguazes-Leopoldina System is as follows:

Cash Generation (EBITDA – In R$ 000)

Company	2003	2002
CFLCL	59,820	24,534
CENF	4,236	13,282
Energipe	90,952	65,934
CELB	8,437	10,525
Saelpa	85,689	90,574
Cat-Leo Energia	11,285	5,077
Usina Termelétrica de Juiz de Fora	46,799	5,922
Consolidated EBITDA	**286,044**	**211,654**
Consolidated EBITDA Margin (%)	28.7	26.0

Evolution of CFLCL Consolidated EBITDA over the past 5 years (R$ million)


78.6
95.5
176.0
211.7
286.0
1999
2000
2001
2002
2003

4. All generation and distribution companies of the Cataguazes-Leopoldina System generated income and consolidated net income is R$16.9 million

In 2003 CFLCL recorded a consolidated net income of R$16,946 thousand (R$15,328 thousand for Company), reversing the loss of R$72,978 thousand (loss of R$76,772 thousand for Company), in 2002, which represents consolidated earnings of R$0.13 per thousand shares for Company, compared to a loss of R$0.57 per thousand shares recorded in 2002. This performance is due to the positive results achieved in the last quarter of 2003, and the sale of Ivan Botelho I and Túlio Cordeiro de Mello power plants, which reflect the effects of the financial sanitation plan for the Cataguazes-Leopoldina System generation and distribution companies, which was performed at the beginning of the fourth quarter of 2003, and the improved performance of these companies, which, without exception, recorded income for 2003.



Evolution of Consolidated Net Income (Loss) in 2003 - R$ million
60
50
40
30
20
10
0
(10)
(20)
1st quarter
2nd quarter
3rd quarter
4th quarter
Net income (loss)
(15.6)
(9.1)
(8.3)
49.9

Performance and Operating Indicators of Electric Energy Generation and Distribution Companies and Consolidated, for 2003

Amounts in R$ 000	CFLCL	CENF	Energipe	CELB	Saelpa	Cat-Leo Energia (*)	Consolidated
Concession area (Km^2)	16,331	1,000	17,419	1,789	54,595	-	91,134
No. of consumers	297,960	79,416	434,281	130,900	831,609	4	1,774,166
No. of employees	703	88	811	223	1,536	76	3,487
Sales – Retail market (GWh)	962	276	1,859	524	2,269	-	5,891
Sales growth – Retail market (%)	1.1	3.6	7.1	8.7	10.1	-	7.1
Energy sales to distributors (GWh)	13	43	223	43	100	804	586
Own generation of energy (GWh)	202	55	-	-	-	157	414
Energy losses in own system (%)	10.4	7.8	12.2	8.9	20.7	-	14.9
DEC – equivalent outage duration per customer (hours)	9.30	18.53	12.86	12.56	25.47	-	-
FEC – equivalent outage frequency per customer (number)	8.84	11.28	10.25	9.58	9.96	-	-
Gross operating revenue	272,201	71,950	398,724	89,066	459,656	67,510	1,315,951
Operating income, net	201,660	49,565	305,762	70,260	349,287	64,521	997,394
Financial expenses, net	(106,789)	(1,669)	(64,088)	(1,747)	(12,892)	(1,925)	(180,436)
Income from services	46,227	1,683	77,198	5,342	68,405	31,429	230,831
Net income (loss)	15,328	1,654	16,181	3,097	35,984	21,776	16,946
Cash generation – EBITDA	59,820	4,236	90,952	8,437	85,689	35,895	286,044
EBITDA/net revenue - %	30.0	8.5	29.7	12.0	24.5	55.6	28.7

(*) Consolidated with UTE Juiz de Fora (50% ownership interest)

5. Proposed dividends: R$0.2092 and R$ 0.1255 per thousand class A and class B preferred shares, respectively

The CFLCL's management called and held, on December 9, 2003, an Extraordinary Shareholders' Meeting to decide on important matters of interest to shareholders, and approved: 1) Offset of losses against capital as stated in the special balance sheet as of September 30, 2003; 2) Granting in 2003 and 2004 of cumulative dividend right to preferred shares irrespective of class, and 3) Possibility of paying such cumulative dividends in the capital reserve account in the year when income is insufficient. This initiative had the objective of creating conditions for CFLCL to resume dividend payment policy, a practice in the Company's 99-year history that had recently been interrupted due to the effects of the energy rationing of 2001 and 2002.

CFLCL's Directors opted for recording a provision for minimum fixed dividends only for Class A and Class B preferred shares, at the rate of R$0.2092 per thousand Class A preferred shares, and R$0.1255 per thousand Class B preferred shares, totaling R$16,723 thousand. Of this amount, only 31.7% will be actually paid in the short term, due to contractual commitments assumed by the shareholders who have signed the Shareholders' Agreement benefiting the other debenture holders, due to the subordination provisions of the indenture of the 6th issue of debentures.

6. Investments exceeded R$193 million, and Cat-Leo Energia placed four SHPs in service

In 2003, CFLCL and its subsidiaries invested R$193,525 thousand to expand their electric systems (R$194,073 thousand in 2002), prioritizing investments in energy generation, which consumed R$114,460 thousand in 2003, a 33% increase over the R$86,074 thousand invested in this area in 2002.

Investments made

Amounts in R$000	CFLCL (*)	CENF	Energipe	CELB	Saelpa	Total
. Generation (**)	114,363	-	97	-	-	114,460
. Transmission and Distribution	17,705	2,046	23,182	4,279	29,174	76,386
. Other	1,270	178	821	98	312	2,679
Total	133,338	2,224	24,100	4,377	29,486	193,525

(*) Includes investments of Cat-Leo Energia S.A. (R$108,864 thousand) and Usina Termelétrica de Juiz de Fora (R$2,604 thousand).

(**) Investments in 2003 in the SHPs sold totaled R$32,104 thousand.

The Company also made efforts to rationalize investments in the reduction of commercial and technical losses and consumer default. The actions taken, based on guidelines of the Management System Model implemented in 2002 and consolidated in 2003, resulted in significant achievements in 2003. The consolidated consumer default rate in the Cataguazes-Leopoldina System was 10.5 lower than in 2002. Consolidated energy losses were 1.7% lower than in 2002.

	Energy Losses (%)			Default Rate (%)		
Company	2003	2002	Improvement %	2003	2002	Improvement %
CELB	8.94	9.68	- 7.6	4.06	5.75	-29.4
Saelpa	20.65	21.09	- 2.1	7.59	8.22	- 7.7
Energipe	12.15	12.46	-2.5	2.74	4.16	- 34.1
CENF	7.84	8.12	-3.4	4.26	2.93	+ 45.4
CFLCL	10.44	10.63	- 1.8	2.77	2.10	+ 31.9
Consolidated	**14.85**	**15.11**	**-1.7**	**4.68**	**5.23**	**- 10.5**

A major achievement in 2003 was the conclusion of the construction, by subsidiary Cat-Leo Energia, of four SHPs – small hydroelectric plants, totaling 75 MW and annual production capacity of approximately 380 GWh. By the end of 2003, the Cataguazes-Leopoldina System had a total installed capacity of 193 MW and total annual production capacity of 1,175 GWh, through its 19 SHPs and one thermoelectric plant, including the 40 MW of the SHPs sold in the year.

It should be noted that, as only the Triunfo SHP (24 MW) is in the construction stage, investments in generation will be significantly lower in 2004. This power plant will require investments of R$ 30 million in 2004. With this, the Cataguazes-Leopoldina System leaves a cycle requiring investments in generation to enter a cycle of revenue, of nearly R$34 million per year, generated by the concluded plants.

Evolution of Cataguazes-Leopoldina System's Production Capacity (GWh / year)



235
309
1,003
1,003
1,175
1999
2000
2001
2002
2003

7. Sale of two SHPs for R$ 131.7 million was concluded

In 2003, CFLCL sold its shares in its subsidiary Centrais Hidrelétricas Grapon S/A, owner of SHPs Ivan Botelho I and Túlio Cordeiro de Mello, which comprise a total installed capacity of 40 MW. This transaction resulted in the transfer of the R$51,700 thousand financing for the SHPs' construction, from the National Bank for Economic and Social Development (BNDES). On February 20, 2004, the contract for the sale of these shares was settled, generating revenues of nearly R$79,957 thousand for CFLCL. This transaction resulted in income, net of the book value of the assets sold, of nearly R$45,248 thousand in 2003.

8. Short-term bank indebtedness decreased from 45% to 29%

In October 2003 CFLCL and its subsidiaries Energisa, CENF, Energipe, CELB and Saelpa concluded their debt restructuring program in the amount of approximately R$750 million, which will allow matching of short-term maturity debts to the companies' cash flow generation and reduce the current spreads in financial operations. This program involved issuance of debentures (R$130 million), rescheduling of bank, supplier and tax debts (R$14 million), subordination of debts to shareholders (R$26 million), and a capital increase by private subscription of shares (R$20 million) in CFLCL, as well as rescheduling of bank, supplier and tax debts of its subsidiaries, of approximately R$560 million, of which R$9 of CENF, R$328 million of Energipe, R$8 million of CELB and R$215 million of Saelpa. As a result, consolidated short-term bank debt in relation to total indebtedness was reduced from 45%, in December 2002, to 29% in December 2003.

It should be noted that 2003 was a year marked by an increase in basic interest rates (average interbank deposit rate – CDI – of 23.3% in 2003, against 19.1% in 2002) and in bank spreads due to the economic instability in Brazil, lack of definition of regulations in the electric sector and foreign factors affecting the global economy.

In view of the current interest rates and spreads and the described debt restructuring, the financial costs of Cataguazes-Leopoldina System's short-term debts should present an average reduction of about 4 percentage points in 2004. However, financial expenses in 2003 included higher financial charges, representing approximately R$15 million for Company and R$45 million for consolidated.

The efforts for debt restructuring in 2003 resulted in a decrease of R$47,609 thousand in consolidated net financial expenses in relation to 2002. However, due to the Company's indebtedness profile and the mentioned economic factors, the Company had an R$31,158 thousand increase in this heading, which would have practically been eliminated, had the local economy operated at current interest rate levels.

In 2003 the consolidated onerous indebtedness showed an increase of 2.3%, considerably lower than the year's average CDI rate of 23.3%.

Description	Company 2003	Company 2002	Consolidated 2003	Consolidated 2002
Onerous indebtedness (*) - R$ 000	361,160	330,174	1,094,245	1,069,985
EBITDA - R$ 000	59,820	24,534	286,044	211,654
Short-term indebtedness / Total indebtedness	34%	47%	29%	45%

(*) Onerous Indebtedness = Loans and Financing + Debentures – Regulatory Assets

The above numbers do not include: 1) effects of the R$80 million installment received by CFLCL on February 20, 2004, related to the sale of SHPs Ivan Botelho I and Túlio Cordeiro de Mello; 2) the full effects on EBITDA of tariff increases occurred during the year; and 3) the positive impacts of the start-up of SHPs Ivan Botelho II and Ormeo Junqueira Botelho, in October and December 2003, respectively.

9. CFLCL's Community and Environmental Preservation Actions

The consistent social responsibility policy followed by CLFLC over the last years through the Ormeo Junqueira Botelho Cultural Foundation was awarded in 2003. The Brazilian Association of Electric Energy Distribution Companies (Abradee) elected CLFCL as the best company in the electric sector in terms of social responsibility. This was an acknowledgement of the Company's cultural and educational actions performed in the so-called Cultural Power Plants, which are centers for artistic learning, production and presentation implemented in the hub cities of its concession area. In the city of Cataguases, another noteworthy program is "Café com Pão Arte Confusão" which offers classes on various types of art to nearly 1,000 needy children. Other entities assisted by the Company in this city are the Humberto Mauro Cultural Center and the Dona Catarina Ranch Museum, where shows and exhibits are presented. In the environmental area, CFLCL continued its reforestation programs in the SHPs concluded or under construction, and proceeded with the preservation of its private natural reserves.

Information on the Company's social and economic performance is provided below:

CFLCL's Social Accomplishments

1. Economic and financial indicators (R$ 000)	**2003**	**2002**
1.1 – Net operating revenue	201,660	161,043
1.2 – Operating expense (excluding R$1,168 in 2003 and R$1,204 in 2002, related to interest on capital received)	(30,146)	(96,686)
1.3 – Gross payroll	22,691	20,671
2. Labor indicators (R$ 000)		
2.1 – Meals	2,280	2,125
2.2 – Compulsory payroll charges	5,411	5,199
2.3 – Private pension plan	557	564
2.4 – Health care	817	681
2.5 – Education	211	324
2.6 – Profit sharing	-	-
2.7 – Other benefits	471	296
Total – Labor indicators (2.1 to 2.7)	9,747	9,189
3. Social indicators and investments (R$ 000)		
3.1 – Taxes (excluding payroll charges)	72,536	59,212
3.2 – Contribution to society/citizenship investments	2,037	2,116
3.3 – Environmental investments	106	685
3.4 – Rural lighting program	252	2,123
3.5 – Energy efficiency research and development program	1,319	1,125
Total – Social indicators and investments (3.1 to 3.5)	76,250	65,261
4. Employment indicators		
4.1 – No. of employees at yearend	703	718
4.2 – No. of employees hired in the year	25	18

10. Cataguazes' Investor Relations Site is one of the most voted in the world

In a ceremony held on January 20, 2004 in Cancun, Mexico, the Cataguazes Leopoldina site in the internet was ranked fourth in the award of the Pop+ 2004 Prize among the world's companies (and third among Brazilian companies). The prize, bestowed for the sixth time by MZ Consult to the best Investor-relations sites, achieved the status of a worldwide prize, and 262 companies from 33 countries have enrolled in its Global Ranking of Investor Relations Sites.

Since its first edition in 1999, the annual contest for the MZ Prize for the Best IR Sites has had a steady growth, and Cataguazes-Leopoldina, since its first participation, has always been ranked one of the top five. It should be emphasized that the ranking for the prize is based on direct voting by shareholders, analysts, investors and other capital market agents.

11. Performance of Shares at Bovespa

In 2003, Class A preferred shares issued by CFLCL appreciated by 18.3% on the São Paulo Stock Exchange (Bovespa). At year end, these shares were quoted at R$1.42 per thousand, compared to their book value of R$2.62.

12. Compliance with CVM Instruction No. 381

In 2002, CFLCL and its subsidiaries started using the independent audit services of Deloitte Touche Tohmatsu. Formerly, Deloitte had already been engaged for review of the tax procedures adopted by the Cataguazes-Leopoldina System, to check compliance with tax obligations and to present recommendations for tax procedure improvements. These services were concluded, with fees of R$70 thousand, which represent 25% of audit fees. The management of CFLCL and its independent auditors understand that the provision of these services did not affect the independence and objectivity required for the performance of the external audit work.

Statement of Value Added for the Years Ended
December 31, 2003 and 2002
(In thousands of Brazilian reais – R$)

	2003	2002
1- **VALUE ADDED GENERATED**		
Revenue from electricity sales and services	272,201	216,688
Nonoperating revenues	80,106	2,613
Less inputs:		
Cost of electricity purchased	77,753	78,727
Electric power transportation	4,851	5,085
Outside services	9,712	10,321
Materials	3,297	3,172
Other	42,254	6,981
	137,867	104,286
2- **GROSS VALUE ADDED**	214,440	115,015
Depreciation and amortization	13,593	13,430
3- **NET VALUE ADDED**	200,847	101,585
Equity in subsidiaries	31,857	(29,407)
Goodwill amortization	(273)	(1,548)
Financial income	10,888	3,813
Deferred taxes	-	19,080
4- **UNDISTRIBUTED VALUE ADDED**	**243,319**	**93,523**
5- **VALUE ADDED DISTRIBUTION**		
Personnel	25,591	23,701
Government (taxes and contributions)	72,536	59,212
Intra-sector transfers	13,919	11,841
Interest	114,440	73,574
Rents	1,505	1,967
Net income (loss)	15,328	(76,772)
	243,319	**93,523**

Statement of Cash Flows for the Years Ended
December 31, 2003 and 2002
(In thousands of Brazilian reais – R$)

	2003	2002
Cash flows from operating activities		
(+) Receipts from customers	343,368	227,768
(+) Other receipts	2,955	13,390
(-) Suppliers	85,854	81,042
(-) Payroll and related charges	27,344	26,346
(-) Taxes and social contributions	86,732	42,290
(-) Other expenses	8,281	6,562
(=) Net cash provided by operating activities	**138,112**	**84,918**
Cash flows from investing activities		
(+) Capital increase	20,000	-
(+) Dividends received	96	14
(-) Escrow deposit of dividends	6,701	1
(-) Additions to property, plant and equipment	11,692	13,421
(=) Change in cash from investing activities	**1,703**	**(13,408)**
Cash flows from financing activities		
(+) Loans and financing obtained	66,000	235,081
(-) Service of debt:	223,793	286,544
(=) Change in cash from financing activities	**(157,793)**	**(51,463)**
Increase (decrease) in net cash balance	**(17,978)**	**20,047**
Cash balance at beginning of year	**21,941**	**1,894**
Cash balance at end of year	**3,963**	**21,941**

The Management

III – Financial Statements

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

	PARENT COMPANY		CONSOLIDATED	
ASSETS	2003	2002	2003	2002
CURRENT ASSETS				
Cash and banks	2.548	21.712	28.771	32.233
Temporary cash investments	1.415	228	31.317	22.859
Consumers and concessionaires	38.420	67.554	258.195	343.130
Notes receivable	5.374	9.856	61.763	90.090
Renegotiated receivables	-	-	7.810	32.692
Extraordinary tariff recovery	5.143	8.758	49.787	46.803
Allowance for doubtful accounts	(6.757)	(3.659)	(57.336)	(94.840)
Inventories	327	424	2.479	3.618
Escrow deposits - dividends	6.701	-	6.701	-
Other receivables	85.539	1.556	98.276	2.513
Recoverable taxes	8.519	13.883	53.958	51.788
Prepaid expenses	7.182	969	23.508	5.893
	154.411	121.281	565.229	536.779
LONG-TERM ASSETS				
Extraordinary tariff recovery	-	3.305	103.883	115.311
Consumers and concessionaires	16.730	11.581	35.833	19.354
Notes receivable	6.229	6.365	35.532	16.479
Allowance for doubtful accounts	-	-	(3.074)	-
Renegotiated receivables	-	-	63.248	20.638
Subsidiaries and related parties	93.267	58.798	-	-
Recoverable taxes	928	1.284	13.002	15.281
Tax credits	40.006	40.006	182.375	172.672
Escrow deposits	474	441	39.383	26.096
Prepaid expenses	8.555	-	14.739	-
Other	11.447	10.746	68.575	49.545
	177.636	132.526	553.496	435.376
PERMANENT ASSETS				
Investments	463.189	423.932	10.625	10.952
Property, plant and equipment	176.180	173.606	1.364.278	1.334.044
Deferred charges	1.253	1.104	434.470	435.498
	640.622	598.642	1.809.373	1.780.494
TOTAL ASSETS	972.669	852.449	2.928.098	2.752.649

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

	PARENT COMPANY		CONSOLIDATED	
LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2002	2003	2002
CURRENT LIABILITIES				
Suppliers	41.016	29.708	177.747	127.752
Debt charges	1.038	229	5.029	5.140
Loans and financing	48.649	123.455	258.177	488.489
Debentures	76.334	35.706	76.334	35.706
Payroll	-	-	1.652	1.584
Taxes payable	29.604	20.031	106.556	134.400
Interest on capital/dividends	6.223	897	8.572	3.916
Consumer charges	548	1.019	3.043	4.729
Accrued liabilities	2.161	2.113	19.981	14.970
Other payables	6.077	8.044	49.721	71.395
	211.650	221.202	706.812	888.081
LONG-TERM LIABILITIES				
Suppliers	9.788	874	64.389	53.927
Loans and financing	77.932	56.587	674.450	511.659
Debentures	160.283	117.127	160.283	117.127
Taxes payable	12.202	12.541	191.594	68.589
Subsidiaries and related parties	142.935	102.724	161.590	175.106
Provision for contingencies	3.103	2.902	90.010	102.728
Provision for actuarial deficit	-	-	36.500	46.188
Other payables	10.738	13.059	32.415	31.763
	416.981	305.814	1.411.231	1.107.087
MINORITY INTEREST	-	-	501.515	469.164
SHAREHOLDERS' EQUITY				
Capital	279.977	334.335	279.977	334.335
Monetary restatement of capital	9.837	9.837	9.837	9.837
Treasury stock	(5.244)	(5.244)	(5.244)	(5.244)
Capital reserves	26.545	26.545	26.545	26.545
Profit reserves	32.923	-	-	-
Accumulated loss	-	(40.040)	(2.575)	(77.156)
	344.038	325.433	308.540	288.317
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	972.669	852.449	2.928.098	2.752.649

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER, 31 2003 AND 2002.
(In thousands of Brazilian reais - R$, except for net income (loss) per thousand of outstanding shares)

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
GROSS OPERATING REVENUE				
Electricity sales to final consumers	255.269	205.933	1.242.966	948.440
Electricity sales to distributors	108	10.539	49.972	97.224
Adjustment of energy sold - MAE	(1.383)	(14.495)	(1.383)	(14.495)
Specialized services	-	-	3.617	2.204
Other	18.207	14.711	20.779	18.278
	272.201	216.688	1.315.951	1.051.651
DEDUCTIONS				
ICMS (State VAT)	53.529	43.500	237.074	183.568
PIS, COFINS (taxes on revenue) and ISS (service tax)	13.261	8.638	68.357	41.187
Global reserve for reversion quota (RGR)	3.751	3.507	13.126	11.904
	70.541	55.645	318.557	236.659
NET OPERATING REVENUE	201.660	161.043	997.394	814.992
OPERATING (INCOME) EXPENSES				
Personnel	25.591	23.701	97.193	96.549
Material	3.297	3.172	14.546	15.112
Third-party services	9.712	10.321	49.272	61.211
Electricity purchased for resale	77.753	78.727	419.980	323.162
Compensation for use of water resources	240	251	240	251
Electric power transportation	4.851	5.085	66.689	57.437
Depreciation and amortization	13.593	13.430	55.213	50.733
Fuel usage quota (CCC)	10.168	8.334	42.695	36.161
Provision for contingencies	201	(727)	695	(424)
Allowance for doubtful accounts	3.374	1.253	(890)	(4.106)
Other expenses	6.653	6.392	20.930	17.985
	155.433	149.939	766.563	654.071
Income from services	46.227	11.104	230.831	160.921
FINANCIAL INCOME (EXPENSE)				
Income from temporary cash investments	341	38	5.369	2.154
Monetary variation and late payment charges for energy sold	3.331	2.881	26.740	18.787
Debt charges	(84.767)	(76.335)	(241.176)	(234.276)
(-) Transfer to construction in progress	2.417	143	17.848	776
Interest on capital	1.168	1.204	(893)	(808)
Other income (expenses)	(29.279)	(3.562)	11.676	(14.678)
	(106.789)	(75.631)	(180.436)	(228.045)
Goodwill amortization	(273)	(1.548)	(15.521)	(17.380)
Equity in subsidiaries	31.857	(29.407)	1.112	66
Operating income (expenses)	(28.978)	(95.482)	35.986	(84.438)
Non-operating income	80.106	2.613	83.120	8.761
Non-operating expense	(34.632)	(1.779)	(37.832)	(10.343)
Income (loss) before income and social contribution taxes, profit sharing and reversal of interest on capital	16.496	(94.648)	81.274	(86.020)
Income and social contribution taxes	-	19.080	(30.938)	19.464
Income (loss) before profit sharing and reversal of interest on capital	16.496	(75.568)	50.336	(66.556)
Management and employee profit sharing	-	-	(1.033)	(415)
Minority interest	-	-	(33.250)	(6.815)
Income (loss) before reversal of interest on capital	16.496	(75.568)	16.053	(73.786)
Reversal of interest on capital	(1.168)	(1.204)	893	808
Net income (loss)	15.328	(76.772)	16.946	(72.978)
Net income (loss) per thousand of outstanding shares - R$	0,117	(0,616)		

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais - R$)

	Restated paid-in capital			Capital reserves				Profit reserves				
	Capital	Monetary restatement of capital	Treasury stock	Premium on subscription of shares	Investment grants	Interest on construction in progress	Other capital reserves	Statutory	Retained earnings	Legal	Accumulated losses	Total
BALANCES AS OF JANUARY 1, 2002	334.335	9.837	(5.244)	6.057	9.927	6.386	4.175	28.030	-	8.702	-	402.205
Net loss	-	-	-	-	-	-	-	-	-	-	(76.772)	(76.772)
Absorption of losses	-	-	-	-	-	-	-	(28.030)	-	(8.702)	36.732	-
BALANCES AS OF DECEMBER 31, 2002	334.335	9.837	(5.244)	6.057	9.927	6.386	4.175	-	-	-	(40.040)	325.433
Capital increase as per Board of Directors' Meeting held on June 4, 2003	20.000	-	-	-	-	-	-	-	-	-	-	20.000
Capital reduction as per Extraordinary Shareholders' Meeting held on December 9, 2003 (*)	(74.358)	-	-	-	-	-	-	-	-	-	74.358	-
Dividends	-	-	-	-	-	-	-	-	-	-	*(2.161)*	*(2.161)*
Net income	-	-	-	-	-	-	-	-	-	-	15.328	15.328
Proposed allocation of income:												
Legal reserve	-	-	-	-	-	-	-	-	-	766	(766)	-
Dividends	-	-	-	-	-	-	-	-	-	-	(14.562)	(14.562)
Retained earnings	-	-	-	-	-	-	-	-	32.157	-	(32.157)	-
BALANCES AS OF DECEMBER 31, 2003	279.977	9.837	(5.244)	6.057	9.927	6.386	4.175	-	32.157	766	-	344.038

(*) See Notes 20 and 21

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER, 31 2003 AND 2002
(In thousands of Brazilian reais - R$)

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
SOURCE OF FUNDS				
From operations (see below)	80.975	-	191.535	37.068
From shareholders				
Capital increase	20.000	-	20.000	-
From third parties				
Long-term financing	25.757	44.153	135.550	337.427
Subscription of debentures	107.671	-	107.671	-
Consumer contribution	3.953	8.523	10.958	25.811
Interest on capital from subsidiaries	1.168	1.204	-	-
Taxes in installments	-	-	79.950	-
Decrease in long-term assets	-	60.098	-	-
Increase in long-term liabilities	74.344	12.318	336.896	123.340
Other	-	-	639	-
Total sources	313.868	126.296	883.199	523.646
USE OF FUNDS				
In operations (see below)	-	43.828	-	-
In investments	45.000	-	26	103
In property, plant and equipment	21.465	19.992	192.506	186.930
In deferred charges	405	374	2.189	1.039
Transfer from long-term to current liabilities	144.849	59.513	332.380	268.428
Interest on capital/dividends	16.723	-	17.615	808
Increase in long-term assets	42.744	-	128.764	4.508
Total uses	271.186	123.707	673.480	461.816
INCREASE IN WORKING CAPITAL	42.682	2.589	209.719	61.830
REPRESENTED BY:				
CURRENT ASSETS:				
At beginning of year	121.281	96.889	536.779	443.323
At end of year	154.411	121.281	565.229	536.779
	33.130	24.392	28.450	93.456
CURRENT LIABILITIES:				
At beginning of year	221.202	199.399	888.081	856.455
At end of year	211.650	221.202	706.812	888.081
	(9.552)	21.803	(181.269)	31.626
INCREASE IN WORKING CAPITAL	42.682	2.589	209.719	61.830
FROM OPERATIONS				
Net income (loss)	15.328	(76.772)	16.946	(72.978)
Items not affecting working capital:				
Interest and monetary variations on long-term items	48.196	6.698	28.816	53.560
Equity in subsidiaries	(31.857)	29.407	(1.112)	(66)
Depreciation and amortization	13.593	13.430	55.213	50.733
Goodwill amortization	273	1.548	15.521	17.380
Net book value of permanent assets written off	35.241	1.788	37.061	8.128
Capital loss (gain)		-	-	2.890
Deferred income and social contribution taxes	-	(18.930)	2.071	(25.181)
Long-term extraordinary tariff recovery	-	(608)	-	(3.390)
"Portion A - CVA" cost variation - long-term	-	338	-	(399)
Allowance for doubtful accounts - long-term	-	-	3.074	-
Provision (reversal) for contingencies	201	(727)	695	(424)
Minority interest	-	-	33.250	6.815
	80.975	(43.828)	191.535	37.068

The accompanying notes are an integral part of these financial statements.

(Amounts in thousands of Brazilian reais – R$)

1 OPERATIONS

Companhia Força e Luz Cataguazes-Leopoldina - CFLCL is a concessionaire of electric energy public services, operating in 67 municipalities in the State of Minas Gerais and 1 in the State of Rio de Janeiro, providing services to approximately 297,960 consumers (unaudited).

CFLCL is also the Parent Company of other companies. The ownership percentages and information on subsidiaries are shown in Notes 4, 12 and 13.

As of December 31, 2003, the Company reported negative working capital of R$57,239 (R$99,921 in 2002) for the Parent Company, and of R$141,583 (R$351,302 in 2002) on a consolidated basis. The improvement in working capital is a result of the completion of the debt rescheduling process of Cataguazes-Leopoldina System in October 2003. The rescheduling involved approximately R$750 million and consisted in extending the payment date of debts and amounts payable to banks, shareholders, suppliers and tax authorities, in the amount of R$600 million, in addition to the issuance of debentures in the amount of R$130 million (see Note 18) and a capital increase of R$20 million through a private subscription of shares. The renegotiated short-term bank debt of approximately R$490 million will be paid in up to 54 months beginning in January 2004, with the average period of amortization being 45 months. Of the renegotiated amount, 57% will bear interest at TJLP (Brazilian long-term interest rate) + 7% per year, while the remaining 43% will bear interest at the average rate of CDI (interbank deposit rate) + 6% per year. The due date of outstanding taxes and payables to suppliers, approximately R$215 million, was extended to up to 120 months, an average of 95 months. Of this total, 47% of the principal will be indexed to the IPCA (Extended Consumer Price Index), and 14% will be indexed to the TJLP, both without interest. The remaining 39% will be indexed to the IGP-M (General Market Price Index) and will bear interest at 12% per year on the indexed principal.

Management believes that the debt rescheduling together with the disposal of certain assets will provide the necessary short-term liquidity to maintain the operations of CFLCL and its subsidiaries, thus substantially reducing the refinancing needs in the next years.

2 PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices, regulations and provisions of the Brazilian Securities Commission (CVM) and specific legislation applicable to concessionaires of electric energy public services, established by the National Electric Energy Agency (ANEEL), mainly the Accounting Manual for the Electric Energy Sector, compulsorily applicable beginning January 1, 2002.

3 SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a) Temporary cash investments are represented by short-term investment funds and bank deposit certificates, reported at their indexed amounts through the balance sheet date;

b) Consumers and Concessionaires include the billed and estimated unbilled electricity sales, through the balance sheet date, recognized on the accrual basis;

c) Allowance for doubtful accounts is recorded in an amount considered sufficient to cover possible losses on the realization of receivables, based on ANEEL instructions;

d) Inventories are stated at average purchase cost, which does not exceed market value;

e) Investments in subsidiaries are accounted for under the equity method by the Parent Company, based on the interests in shareholders' equity of the subsidiaries as of December 31, 2003 and 2002. Other investments are accounted for at cost, monetarily restated through December 31, 1995.

Goodwill on acquisition of controlling interest in subsidiaries CENF, CELB, Energipe and Saelpa is being amortized over the period of the electric energy distribution concession, based on the projected results of these concessionaires, i.e., CENF over 20 years starting July 1997, CELB over 30 years starting January 2000, Energipe over 30 years starting December 1997, and Saelpa over 30 years starting December 2000. As of December 31, 2003, the unamortized goodwill is: CENF R$34,590, CELB R$81,400, Energipe R$9,724, and Saelpa R$303,614, all reported in deferred charges for consolidation purposes.

f) Property, Plant and Equipment are stated at cost, monetarily restated to December 31, 1995. Additions from that date are accounted for at cost. Depreciation is calculated on the straight-line method, based on the estimated useful lives of the assets, disclosed in note 13, and is charged to results for the year or the cost of construction in progress as appropriate.

The goodwill arising on acquisition of the subsidiary Energipe is reported together with consolidated property, plant and equipment and is being amortized over the period of the electric energy distribution concession, based on Energipe's projected results for the next 30 years starting April 1998. As of December 31, 2003, the unamortized goodwill is R$473,047 (R$485,871 in 2002).

g) Interest, other financial charges and inflationary effects on borrowings from third parties effectively used to fund construction in progress, were capitalized and reported as cost thereof. The Company and its subsidiaries elected not to capitalize interest on investments in construction in progress financed with own funds beginning 1999;

h) Deferred charges of the Parent Company represent the cost of acquisition of corporate system maintenance software and are amortized over five years;

i) Loans and financing balances are restated through the balance sheet dates based on the contractual index and interest rates;

j) Income tax was calculated at the rate of 15% on taxable income, plus a 10% surtax. Social contribution tax was calculated at the rate of 9%. Deferred income and social contribution taxes were recognized in accordance with CVM Instruction No. 371/02. The companies not falling within rules of said Instruction maintained the deferred tax credits reported through June 30, 2002, realization of which will take place in line with the rules set out in CVM Resolution No. 273/97;

k) A provision was set up for contingent liabilities at amounts considered sufficient by management and legal counsel to cover unfavorable outcomes;

l) Revenues and expenses are recognized in income for the year on the accrual basis;

m) Costs of the supplementary retirement and pension plan are recorded on the accrual basis, in accordance with CVM Resolution No. 371/00;

n) Other assets and liabilities are reported at known or estimated amounts, plus, when applicable, related income earned or charges incurred through the balance sheet date;

o) The preparation of financial statements in accordance with Brazilian accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the balance sheet date, and the reported amounts of revenues and expenses for the reporting periods. Actual results of these transactions and reported information may differ from the estimates upon effective realization in subsequent periods. The principal estimates in the financial statements refer to the recording of the effects of energy purchase and sale transactions in the Wholesale Energy Market (MAE), allowance for doubtful accounts, provision for contingencies and retirement and pension plans.

4 CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of Companhia Força e Luz Cataguazes-Leopoldina and the following subsidiaries:

Subsidiaries	Ownership interest in 2003 and 2002
Energisa S.A. ("Energisa") (*)	50.07
Companhia de Eletricidade de Nova Friburgo ("CENF")	59.47
Multipar S.A.	99.96
Multiagro Ltda.	66.67
Teleserv S.A.	99.10
Telecabo S.A.	97.59
MCL Cabo S.A.	95.54
Cat-Leo Energia S.A.(**)	99.99

(*) Parent Company of Energipe (99.62% of voting capital and 99.64% of total capital). Energipe is the Parent Company of CELB (99.13% of voting capital and 88.85% of total capital) and of Pbpart SE1 S.A. (50.1% of total and voting capital) which holds a controlling interest in Saelpa (97.55% of voting capital and 82.83% of total capital).

(**) Joint Parent Company of Usina Termelétrica de Juiz de Fora S.A - UTEJF (50% of total and voting capital).

The consolidated financial statements have been prepared based on the financial statements of the subsidiaries as of December 31, 2003 and 2002, in accordance with the consolidation criteria set forth by CVM Instruction No. 247/96.

Reconciliation between net income (loss) and shareholders' equity reported by the Parent Company and that reported on a consolidated basis, is as follows:

	2003		2002	
	Net income	Shareholders' equity	Net loss	Shareholders' equity
Parent Company	15,328	344,038	(76,772)	325,433
Unrealized profit on transactions with subsidiaries (mainly sale of equity interest)	-	(35,498)	-	(37,116)
Profit realization	1,618	-	3,794	-
Consolidated	16,946	308,540	(72,978)	288,317

5 CONSUMERS AND CONCESSIONAIRES

a) Parent Company

Consumer categories	Current	Past-due up to 30 days	Past-due from 31 to 90 days	Past-due from 91 to 180 days	Past-due from 181 to 360 days	Past-due over 360 days	Total 2003	Total 2002
Residential	5,250	2,580	245	127	5	-	8,207	6,613
Industrial	5,171	1,390	1,191	58	45	1,141	8,996	6,870
Commercial, services or other	2,641	1,089	236	146	104	135	4,351	2,969
Rural	1,301	484	111	38	1	-	1,935	1,424
Public sector:								
Federal	12	4	6	5	8	-	35	23
State	126	46	68	48	77	-	365	244
Municipal	463	168	250	176	283	-	1,340	897
Other	4,741	-	-	-	-	-	4,741	4,214
Subtotal – consumers	20,739	5,905	2,338	971	782	2,493	33,229	26,232
Concessionaires (*)	-	-	-	-	-	-	15,074	47,021
Unbilled sale	-	-	-	-	-	-	6,847	5,882
Total	20,739	5,905	2,338	971	782	2,493	55,150	79,135
Current							38,420	67,554
Long-term							16,730	11,581

b) Consolidated

Consumer categories	Current	Past-due Up to 30 days	Past-due from 31 to 90 days	Past-due from 91 to 180 days	Past-due from 181 to 360 days	Past-due over 360 days	Total 2003	Total 2002
Residential	21,371	14,153	4,572	2,052	35	109	42,292	52,578
Industrial	26,420	4,018	2,534	557	850	12,903	47,282	36,085
Commercial, services or other	12,374	6,771	2,863	1,379	783	2,535	26,705	25,441
Rural	3,410	1,641	1,245	871	1,639	7,869	16,675	13,918
Public sector:								
Federal	1,413	1,166	849	623	683	1,751	6,485	7,167
Public lighting	4,330	2,409	3,251	2,823	3,149	13,489	29,451	44,561
Public service	4,559	252	208	204	391	727	6,341	5,986
Other	22,676	-	-	-	-	-	22,676	12,780
Subtotal – consumers	100,633	33,504	17,976	10,444	9,554	43,297	215,408	217,530
Concessionaires (*)							38,393	112,209
Unbilled sale	-	-	-	-	-	-	40,227	32,745
Total	100,633	33,504	17,976	10,444	9,554	43,297	294,028	362,484
Current							258,195	343,130
Long-term							35,833	19,354

(*) Includes electricity sold on MAE – Wholesale Energy Market

The Company recorded the allowance for doubtful accounts for long past-due balances, following the technical criteria established by ANEEL.

The account "Consumers and concessionaires" as of December 31, 2003 includes receivables from the sale of energy on the MAE, in the amounts of R$15,023 and R$26,126, Parent Company and consolidated, respectively, for the period from September 2000 to December 2003, less collections received through December 31, 2003. These balances were based on calculations prepared and provided by the MAE, together with internal estimates made by management. The composition of these amounts, including the balances recorded in current liabilities of R$64 and R$1,415, Parent Company and consolidated, respectively, arising from the acquisition of energy on the MAE and from electricity network usage charges, is as follows:

MAE Receivables	Parent Company		Consolidated	
	2003	2002	2003	2002
Current portion	-	-	853	-
Portion related to injunctions granted through December 2002	9,280	8,341	18,302	16,457
Renegotiated receivables	4,197	-	5,080	-
Portion under negotiation	1,610	38,591	3,306	97,589
	15,087	46,932	27,541	114,046
(-) Purchase of energy in the spot market	(13)	-	(1,344)	(7,796)
(-) Electricity network usage charges	(51)	(1,223)	(71)	(1,811)
	15,023	45,709	26,126	104,439

Since July 2003, transactions are being settled 30 days after the month in which they are carried out.

The spot market energy amounts are subject to changes that may arise from the judgment of the law suits filed by certain energy sector companies against ANEEL's interpretation of prevailing market rules. These companies, which were not located in the area hit by rationing in 2001/2002, obtained a preliminary injunction nullifying ANEEL's Dispatch No. 288 of May 16, 2002, which was intended to clarify the treatment and application of certain MAE accounting rules, included in the Overall Agreement for the Electric Energy Sector. These companies' claim is in respect of the energy supplied by Itaipu in the Southeast/Center West market sector during the rationing period, when there was a significant discrepancy in spot market energy prices between the markets sectors.

6 EXTRAORDINARY TARIFF RECOVERY

The extraordinary tariff recovery was based on the provisions of Law No. 10438 of April 26, 2002, and Resolution No. 91 of the Energy Crisis Management Committee - CGE, of December 21, 2001, and ANEEL Resolution No. 31, of January 24, 2002. This adjustment to tariff rates is effective beginning December 31, 2001, and is recognized by ANEEL as follows:

a) 2.9% for residential and rural consumers (except for low-income consumers).
b) 7.9% for the other consumers.

This extraordinary tariff adjustment is intended to recover the economic and financial balance of the concession contract by covering the following losses resulting from the Emergency Energy Rationing Program, during the period from June 1, 2001 to February 28, 2002, namely:

a) Reduction in electric power consumption due to the rationing program in the period;

b) Portion "A" variations (CVA); and

c) Free energy - energy purchased by generating companies to meet the demand during the Emergency Energy Rationing Program. According to ANEEL Resolution No. 36 of January 29, 2003, amended by ANEEL Resolution No. 89 of February 25, 2003. These amounts are being repassed to the generating companies since March 2003.

Based on ANEEL Resolutions Nos. 480, 481, 482 and 483 of August 2002 and No. 1 of January 12, 2004, the approved amounts related to the extraordinary tariff recovery and free energy are comprised as follows:

	Parent Company			Consolidated			
	Free energy	Portion A	Total	Extraordinary tariff recovery	Free energy	Portion A	Total
Balances at December 31, 2002	5,854	6,209	12,063	83,350	62,109	16,655	162,114
Addition - ANEEL Resolution No. 1	993	-	993	-	8,222	-	8,222
Adjustment – low-income consumers	443	-	443	2,362	879	-	3,241
Amortization	(7,761)	(2,697)	(10,458)	(25,358)	(24,849)	(2,697)	(52,904)
Monetary restatement	471	1,631	2,102	19,245	9,590	4,162	32,997
Balances at December 31, 2003	-	5,143	5,143	79,599	55,951	18,120	153,670
Current portion	-	5,143	5,143	26,786	17,858	5,143	49,787
Long-term portion	-	-	-	52,813	38,093	12,977	103,883

ANEEL Resolution No. 484 of August 29, 2002, amended by Resolution No. 1 of January 12, 2004, established an extraordinary tariff recovery for the energy supply tariff of electric energy distribution concessionaires spread over the following maximum periods, beginning January 2002: CFLCL (25 months); CENF (64 months); Energipe (49 months); CELB (81 months) and Saelpa (71 months).

In addition to revising the effective terms of the extraordinary tariff recovery, ANEEL Resolution No. 1 of January 12, 2004 sanctioned the Portion A amount and determined that their recovery would be achieved through the same mechanism as that adopted for the tariff recovery and free energy. Based on internal projections, the Companies' management expects to realize all receivables within the periods established by this Resolution.

The National Bank for Economic and Social Development - BNDES approved a credit facility to finance the amounts lost during the Rationing Program. The credit lines used through December 31, 2003 is R$9,123 and R$108,976, Parent Company and consolidated, respectively.

7 LOW-INCOME CONSUMERS

Law No. 10438 of April 26, 2002 classified the residential low-income consumer bracket as being those consumer units with less than 80kWh/month consumption, and Decree No. 4336 of August 15, 2002 increased the bracket to include consumer units utilizing between 80 and 220 kWh/month provided certain requirements are met.

Due to the new classification, CFLCL and its subsidiaries quantified loss of revenue through December 31, 2003 in the amount of R$12,799 (R$4,599 in 2002), for the Parent Company, and R$93,048 (R$34,211 in 2002), on a Consolidated basis. Eletrobrás has already acknowledged compensation of R$11,109 and R$81,910, for the Parent Company and on a consolidated basis, respectively, reported under "Other receivables" in current assets. This compensation will be funded from additional dividends payable to the federal government by Eletrobrás, resulting from windfall profits earned by federal government-controlled generating companies during the rationing period.

In the event that the Eletrobrás dividends are insufficient to compensate the amounts receivable, they will be settled with funds from the global reserve for reversion quota (RGR). Simultaneously, the Parent Company and its subsidiaries recognized a provision in current liabilities under the caption "Other payables" in the amount of R$9,325 (R$4,646 in 2002), for the Parent Company, and R$76,621 (R$38,523 in 2002), on a consolidated basis, of which R$7,738 (Parent Company) and R$55,755 (consolidated) had been refunded to consumers until December 31, 2003.

8 NOTES RECEIVABLE

Refers to past-due electric energy accounts receivable, renegotiated with consumers through Acknowledgement of Debt agreements. As of December 31, 2003, these receivables included short-term receivables of R$5,374 (R$9,856 in December 2002) for the Parent Company, R$61,763 (R$90,090 in December 2002) on a consolidated basis, and long-term receivables of R$6,229 (R$6,365 in December 2002) for the Parent Company and R$35,532 (R$16,479 in December 2002) on a consolidated basis. Of the amount of notes receivable, R$16,632 in consolidated are overdue, for which CFLCL and the subsidiaries Energipe, CELB and Saelpa recognized an allowance for doubtful accounts.

9 RENEGOTIATED RECEIVABLES – CONSOLIDATED

Creditor	Debtor	Receivable 2003	Monthly installments receivable	Annual Restatement index	Receivable 2002
Saelpa	Cia. de Água e Esgotos da Paraíba – CAGEPA	19,853	115	IPCA	12,415
Saelpa	Government of the State of Paraíba	51,205	115	IPCA	40,915
Total		71,058			53,330
Current portion		7,810			32,692
Long-term portion		63,248			20,638

These receivables are for electricity consumption through June 2000, and were renegotiated in August 2003, with new contractual clauses and conditions. The receivable from Companhia de Água e Esgotos da Paraíba - Cagepa is guaranteed by Cagepa's own revenues.

10 RECOVERABLE TAXES

	Parent Company		Consolidated	
	2003	2002	2003	2002
ICMS (State VAT)	3,048	2,726	32,911	27,540
IRRF (withholding income tax)	497	4,462	5,544	12,082
IRPJ (corporate income tax)	4,696	4,862	18,906	14,377
CSSL (social contribution tax)	-	2,482	3,004	6,908
Other	1,206	635	6,595	6,162
	9,447	15,167	66,960	67,069
Current portion	8,519	13,883	53,958	51,788
Long-term portion	928	1,284	13,002	15,281

11 TAX CREDITS

These represent tax credits for tax loss carryforwards. Income and social contribution taxes credits (charges) to income, as well as the offset of the tax credits, are set out as follows:

	Parent Company		Consolidated	
Taxes per statement of income	2003	2002	2003	2002
Income (loss) before income and social contribution taxes	16,496	(94,648)	81,274	(86,020)
Income (expense) from income and social contribution taxes calculated at statutory tax rates	(5,608)	32,180	(27,633)	29,247
Adjustments:				
Permanent differences	10,738	(11,471)	296	(827)
Tax credits not recognized in accordance with CVM instruction No. 371	(4,905)	(1,629)	(5,024)	(8,956)
Other	(225)	-	1,423	-
Income (expense) of deferred income and social contribution taxes	-	19,080	(30,938)	19,464
Tax credit per balance sheet				
Tax loss carryforwards – Income tax	35,560	31,943	151,418	140,364
Tax loss carryforwards - Social contribution tax	10,980	9,692	44,937	41,264
	46,540	41,635	196,355	181,628
Tax credits not recognized in accordance with CVM Instruction No. 371	(6,534)	(1,629)	(13,980)	(8,956)
Total	40,006	40,006	182,375	172,672

On July 1, 2002, CVM issued Instruction No. 371/02, which established criteria for valuation and disclosure of deferred tax credits.

In accordance with the provisions contained in said Instruction, the realization of tax credits, for the Parent Company and on a consolidated basis, is estimated as follows:

	Realization of tax credits	
Estimated Realization	Parent Company	Consolidated
2004	-	16,600
2005	200	21,600
2006	2,500	27,500
2007	4,500	34,600
2008	7,000	38,200
2009	9,000	27,069
2010	11,200	11,200
2011	5,606	5,606
Total recorded	40,006	182,375

In 2002 the jointly-controlled subsidiary Usina Termelétrica de Juiz de Fora S.A.- UTEJF recognized income and social contribution tax credits totaling R$9,436, corresponding to the Company's interest in this subsidiary. The jointly-controlled subsidiary's losses were primarily due to the fact that approximately 50% of its installed capacity had not been sold. Beginning 2003, UTEJF's total production had already been contracted, which, according to management's studies and projections, will enable the subsidiary to realize the tax credits recorded. As of December 31, 2003, the jointly-controlled subsidiary generated taxable income and was able to offset R$2,070 of the tax credit recorded in the prior year.

In accordance with CVM Resolution No. 273, CFLCL and its subsidiary Energipe recorded tax loss carryforwards and recorded tax credits only on the tax losses generated through June 30, 2002. As the tax losses generated thereafter did not meet the requirements of Instruction No. 371, no tax credits were recognized for the subsequent tax losses in the amounts of R$6,534 and R$13,980, for the Parent Company and on a consolidated basis, respectively, which, based on internal estimates, are expected to be realized starting 2011.

12 INVESTMENTS

	Parent Company		Consolidated	
	2003	2002	2003	2002
Investments in subsidiaries/affiliates	418,437	378,659	161	146
Goodwill on acquisition of investments	34,590	34,863	-	-
Investments stated at cost	10,162	10,410	10,464	10,806
	463,189	423,932	10,625	10,952

Information on investments in subsidiaries is as follows:

	Energisa S.A.	CENF	Multipar S.A.	Multiagro Ltda.	Teleserv S.A. (1)	Telecabo S.A.	Mcl Cabo S.A.	Cat-Leo Energia S.A. (1)	Cataguazes Serv. Aéreos (2)	Centrais Hidrel. Grapon (3)	2003	2002
Capital	755,904	21,000	3,553	5,550	1,140	300	168	25,853	120			
Number of shares and sharequotas held (thousand):												
Common	18,991	57,509	3,531	-	38	9	14	58,150	8			
Preferred	-	-	1	-	75	20	2	-	79			
Sharequotas	-	-	-	3,700	-	-	-	-	-			
Interest (%)	50.07	59.47	99.96	66.67	99.10	97.59	95.54	99.99	72.80	99.99		
Net Income (loss)	17,588	1,654	91	(315)	(708)	-	-	21,776	28	1,091		
Shareholders' equity (deficit)	722,431	39,821	689	905	(2,193)	264	70	31,257	221	33,835		
Equity in subsidiaries	8,806	984	91	(210)	(701)	-	-	21,776	20	1,091	31,857	(29,407)
Investments	361,721	23,681	689	603	-	258	67	31,257	161	-	418,437	378,659

(1) The Company recorded a provision for shareholders' deficit in its subsidiaries Teleserv S.A in the amount of R$2,193 (R$ 1,492 in 2002) and Cat-Leo Energia S.A in 2002 in the amount of R$3,221 in 2002, recorded in the account "Other payables" in long-term liabilities.

(2) Affiliated Company - *20% of the voting capital and 72.8% of the total capital.*

(3) Company formed for the specific purpose of receiving the spun off portion of Cat-Leo Energia S.A., whose investment was sold on December 23, 2003 to Brascan Energética S.A. Accounting information on that Company relates to the sale date.

13 RELATED-PARTY TRANSACTIONS

Parent Company

Companies	2003 Assets	2003 Liabilities	2002 Assets	2002 Liabilities
Saelpa	-	27,740	-	11,058
Pbpart Ltda	-	29,853	-	11,725
Pbpart SE 2 Ltda	-	29,301	-	37,464
Energipe	-	29,436	-	-
Energisa S.A.	-	5,234	201	-
CENF	-	9,940	-	5,588
UTEJF (*)	-	44,239	-	-
Gipar S.A.	-	368	-	966
Multisetor Ltda	-	9	-	-
Ivan M. Botelho	-	8	-	-
Itacatu S.A.	-	-	-	3,300
Fondelec	-	1,052		-
The Latin America Energy and Electricity Fund I,L.P	-	1,279	-	1,445
Alliant Energy Holdings do Brasil Ltda	-	8,715	-	31,178
	-	187,174	201	102,724
Advance for future capital increase				
Multipar S.A.	86	-	44	-
Multiagro Ltda	1,704	-	1,358	-
Teleserv S.A.	12,749	-	12,438	-
Telecabo S.A.	2,072	-	1,911	-
MCL Cabo S.A.	470	-	448	-
Cat-Leo Energia S.A.	76,186	-	42,398	-
	93,267	-	58,597	-
Total	93,267	187,174	58,798	102,724

(*) R$6,525 and R$9,788 are recorded under the caption "Suppliers" in current and long-term liabilities, respectively. R$10,868 and R$17,058 are recorded under the caption "Loans and financing" in current and long-term liabilities, respectively.

The subsidiary Teleserv S.A., sells TV access by subscription and started operations in May 2001. It has reported losses because its level of operations has been lower than is necessary to meet its costs. Beginning 2004, Company's management will implement a new product line to supplement the principal business activity of pay TV. Based on market projections, including the expected success of this new business segment, management believes that the subsidiary Teleserv S.A. will obtain positive results which will enable to recover the investment of R$12,749 recorded as advance for future capital increase.

	Consolidated Liabilities				
				Total	
	CFLCL	UTEJF (*)	PBPART SE1 (*)	2003	2002
Gipar S.A.	368	-	-	368	966
Itacatu S.A.	-	-	-	-	3,300
Multisetor Ltda.	9	-	-	9	-
Ivan M. Botelho	8	-	-	8	-
UTE-JF (**)	22,118	-	-	22,118	-
Fondelec	1,052	-	-	1,052	-
The Latin America Energy and Alliant Energy Holdings do Brasil Ltda					
	33,549	20,235	132,688	183,708	175,106

(*) Advance for future capital increase.

(**) R$3,262 and R$4,894 are recorded under the caption "Suppliers" in current and long-term liabilities, respectively. R$5,434 and R$8,528 are recorded under the caption "Loans and financing" in current and long-term liabilities, respectively.

Financing agreements originate from commercial and financial transactions carried out in the normal course of business and are subject to market interest rates.

Advances for future capital increase are not subject to financial charges.

Transactions

Parent Company

	Saelpa	Cia. de Eletricidade de Nova Friburgo	Empresa Energética de Sergipe S.A.	Cat-Leo Energia S.A.	Usina Term. de Juiz de Fora	CELB	PBPart Ltda	PBPart SE 2	Energisa	Total 2003	Total 2002
Provision of services	706	6,701	679	247	95	659	-	-	-	9,087	8,139
Purchase of electric energy	(1,855)	(179)	-	(15,097)	(13,373)	-	-	-	-	(30,504)	(24,610)
Equipment lease	23	48	-	18	-	78	-	-	-	167	111
Financial income (expense)	(7,712)	(2,923)	(7,563)	-	(2,191)	-	(2,214)	(8,677)	319	(30,961)	(8,691)
Software sales	-	-	-	-	-	-	-	-	-	-	93
Connection cost and use	-	245	-	441	605	-	-	-	-	1,291	954

Consolidated

	Gipar S.A.	Itacatu S.A.	Alliant Ltda.	Total 2003	Total 2002
Financial expenses	2,364	404	7,656	10,424	5,072

CFLCL provided services to its subsidiaries, in the administrative and support areas, as well as sales of software of its integrated corporate planning and management system. These transactions were carried out on usual market terms.

These transactions are supported by credit facility agreements and have been submitted for ANEEL' s review and approval.

14 PROPERTY, PLANT AND EQUIPMENT

	Annual average depreciation rates (%)	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002
In service:					
Production:					
Hydroelectric	2.68	66,563	63,767	146,417	90,151
Thermoelectric	5.0	-	-	57,140	56,067
Transmission system	2.63	13,925	11,747	22,050	15,729
Distribution:					
Lines, networks and substations	4.57	253,083	235,216	978,968	913,096
Sales	4.05	3,815	3,987	15,966	17,194
Administration	9.75	27,001	24,094	88,136	81,005
		364,387	338,811	1,308,677	1,173,242
(-) Accumulated depreciation:					
Production:					
Hydroelectric		(10,312)	(8,848)	(13,798)	(11,210)
Thermoelectric		-	-	(5,603)	(2,894)
Transmission system		(1,592)	(1,273)	(1,867)	(1,393)
Distribution:					
Lines, networks and substations		(97,083)	(87,298)	(366,971)	(329,830)
Sales		(768)	(624)	(3,613)	(5,362)
Administration		(11,860)	(9,566)	(32,622)	(24,975)
		(121,615)	(107,609)	(424,474)	(375,664)
In construction:					
Production:					
Hydroelectric		4,701	5,200	92,718	119,085
Thermoelectric		-	-	1,102	372
Other		-	-	323	-
Connection transmission system		20	192	2,702	6,331
Distribution:					
Lines, networks and substations		6,060	9,749	49,211	50,339
Sales		88	529	280	805
Administration		817	1,059	4,572	6,584
		11,686	16,729	150,908	183,516
Subtotal		254,458	247,931	1,035,111	981,094
Goodwill from merged Parent Company		-	-	538,012	538,012
Accumulated amortization		-	-	(64,965)	(52,141)
Subtotal		-	-	473,047	485,871
Consumer contributions		(76,869)	(72,916)	(142,157)	(131,210)
Reserve for reversal		(1,409)	(1,409)	(1,723)	(1,711)
Special liabilities		(78,278)	(74,325)	(143,880)	(132,921)
Total		176,180	173,606	1,364,278	1,334,044

Assets and installations used in the generation, transmission, distribution and sale of electric energy are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the competent authorities. ANEEL Resolution No. 20/99 regulates the disposal of electric energy utility concession assets, giving prior authorization for disposing assets not usable in to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

Consumer contributions represent the share of third parties' in construction work for electric energy supply in areas not included in expansion projects of the electric energy concessionaires.

The reserve for reversal, recorded up to December 31, 1971, represents the amount of resources derived from the reversal fund, which were invested in expansion projects of CFLCL and subsidiary Energipe, subject to annual interest of 5% paid on a monthly basis.

15 DEFERRED CHARGES

	Parent Company		Consolidated	
	2003	2002	2003	2002
Goodwill on acquisition of investments	-	-	429,328	432,026
Software acquisition cost	1,739	1,335	6,202	3,959
Accumulated amortization	(486)	(231)	(1,060)	(487)
Total	1,253	1,104	434,470	435,498

16 GOODWILL ON ACQUISITION OF INVESTMENTS

The goodwill paid on the acquisitions of CENF, Energipe, Saelpa and Celb is being amortized over the concession period based on a profitability curve projected for these subsidiaries. As of December 31, 2003, such goodwill amortization is estimated as follows:

Amortization period	Parent Company	Consolidated
2004	894	15,056
2005 to 2006	2,606	44,302
2007 to 2008	3,637	59,594
2009 to 2010	5,000	67,640
2011 to 2012	6,309	80,290
2013 and thereafter	16,144	635,493
Total	34,590	902,375
Classified as:		
Investment	34,590	-
Property, plant and equipment	-	473,047
Deferred charges	-	429,328

17 LOANS AND FINANCING

	Parent Company		Consolidated	
	2003	2002	2003	2002
Local Currency				
Interest of up to 7% p.a. and monetary restatement based on TJLP (Finame, Banese and BNDES) (*)	42,869	51,630	517,852	462,114
Interest of 1% p.a. and monetary restatement based on Selic (BNDES)	2,038	2,701	74,999	82,996
Interest of up to 8% p.a. and Finel variation, RGR (Eletrobrás)	13,951	15,395	24,664	41,495
Interest of up to 10% p.a. and monetary restatement based on IGP-DI variation (Inergus)	-	-	15,794	15,439
Interest of 1% p.m. and monetary restatement based on TR variation (Funasa)	-	-	6,155	5,763
Interest of 1.7% to 16.77% p.a. above CDI (Banks: Mercantil, Rural, Unibanco, BNL, Schahin, ABC Brasil, Itaú, HSBC, BBA Creditanstalt, BBM, Brascan, Bic Banco, Bradesco, BVA, Santos, Sofisa and Industrial)	64,515	110,316	210,832	263,274
Interest of 4.5% p.a. and monetary restatement based on UMBND variation (BNDES)		-	63,885	57,423
Interest of 0.75% p.m. and monetary restatement based on TBF variation (Banese)	-	-	4,402	6,413
Interest of up to 5% p.a. and monetary restatement above Selic (Banco BNL)	3,208	-	3,208	-
Interest of 4.5% p.a. and monetary restatement based on CDI variation (BNDES)	-	-	-	49,036
Total local currency	126,581	180,042	921,791	983,953
Foreign Currency (US$)				
Interest of 7.255% p.a. and exchange variation (Unibanco and Banco Real)	-	-	10,836	16,195
Total	126,581	180,042	932,627	1,000,148
Current portion	48,649	123,455	258,177	488,489
Long-term portion	77,932	56,587	674,450	511,659

TJLP (Brazilian long-term interest rate) SELIC (Central Bank overnight rate)
Finel (Energy Sector financing fund managed by Eletrobrás)
RGR (Global reserve for reversion quota)IGP-DI (General Price Index)
TR (Reference Interest Rate)
CDI (Interbank Deposit Rate)
UMBND (BNDES Monetary Unit)
TBF (Basic Financial Rate)

(*) Consolidated debt includes the financing obtained by Pbpart Ltda. from BNDES, in the amount of R$52,628 (R$44,363 in 2002), for acquisition of the controlling interest in CELB, the financing obtained by Pbpart SE2 Ltda., in the amount of R$12,538 (R$20,419 in 2002), for acquisition of the controlling interest in Saelpa, and the financing obtained by Energipe, in the amount of R$313,419 (R$263,216 in 2002). This financing is collateralized by the financed shares and all common and preferred shares of Companhia de Eletricidade de Nova Friburgo (CENF) held by CFLCL.

Additionally, the agreements made by Pbpart Ltda, Energipe, Cat-Leo Energia S.A. and UTE-JF with BNDES contain restrictive covenants which, in general, require the Companies to maintain certain financial ratios. Noncompliance with these covenants can result in the accelerated maturity of debts. As of December 31, 2003, the Companies were in compliance with the restrictive covenants.

Financing obtained from other financial institutions is guaranteed by the revenues of the Company and its subsidiaries, in an amount equivalent to the balance of respective financing.

Financing obtained from Finame, the Government Agency for Machinery and Equipment Financing, is guaranteed by the equipment financed.

The Company and its subsidiaries Cat-Leo Energia S.A. and UTE-JF entered into financing agreements with BNDES, which are collateralized by the companies' own revenues, financed equipment, guarantee given by Energisa S.A. (related party), and shares of the subsidiaries Cat-Leo Energia S.A. and UTE-JF.

The agreements of Cat-Leo Energia S.A. and UTE-JF also provide for maintenance of minimum amounts in a financial investment account linked to the payment of interest charges. As of December 31, 2003, the balance held for payment of interest to the BNDES, was reported under the caption "Temporary cash investments" in current assets, as R$15,318, in the consolidated balance sheet.

Long-term financing matures as follows:

	2003	
	Parent Company	Consolidated
2005	37,235	263,948
2006	22,931	159,978
2007	9,823	123,364
2008	686	21,924
2009	686	17,339
Thereafter	6,571	87,897
	77,932	674,450

18 DEBENTURES

Main characteristics of debentures:

	3rd issue		4th issue		6th issue	
Series	1st series	2nd series	1st series	2nd series	1st series	2nd series
Issue type	Public	Public	Public	Public	Public	Public
Issue date	08/01/1997	08/01/1997	12/08/1997	12/08/1997	07/15/2003	07/15/2003
Maturity	02/01/2005	02/01/2006	12/08/2007	12/08/2007	06/06/2006	01/15/2008
Guarantee	Floating	Floating	Actual	Actual		
Remuneration	TJLP +4% PA.	TJLP +4% PA.	TJLP + 5.5% PA.	TJLP + 2.5% PA.	CDI + 4.5% PA	CDI + 4.5% PA
Number of debentures	3,000	2,500	663,609	1,067,696	110	20
Amount on issue date	30,000	25,000	33,180	53,385	1,000	1,000
Debentures outstanding	3,000	2,500	663,609	1,067,696	81	19
Debentures in Treasury	-	-	-	-	29	1
Number of installments	14 semiannual	14 semiannual	5 annual installments corresponding to 20% of the nominal value on the issue date, plus capitalized portion of TJLP and interest; the 1st one matures at the end of the 6th year after the issue.		30 monthly	48 monthly
Balances as of 12/31/2003	14,219	18,063	35,618	57,205	90,324	21,188
. Current portion	9,226	6,681	7,321	11,679	36,129	5,298
. Long-term portion	4,993	11,382	28,297	45,526	54,195	15,890

On October 24, 2003, the Company published a notice of closing of the 6th Public Issuance of Simple Debentures, when 130 simple debentures (nonconvertible into shares), of two series, floating guarantee, registered and unit face value of R$1,000 on July 15, 2003 (issue date), were subscribed and paid-up.

The issue and maturity dates of the 1st series debentures are July 15, 2003 and June 1, 2006, respectively, and of the 2nd series debentures are July 15, 2003 and January 15, 2008, respectively. These debentures are restated based on the rate of DI (interbank deposit) for 252 business days, plus a spread of 4.5% per year. The principal and interest will not be amortized during the first six months from the issue date and the settlement will occur in 30 and 48 months, respectively, from January 2004.

The issuance was authorized at the Extraordinary Shareholders' Meetings held on May 15 and August 6, 2003 and the Board of Directors' Meetings held on May 15, July 10 and August 12, 2003, which decided on the characteristics of the issuance and respective debentures.

The issuance was previously submitted to the Brazilian Securities Commission (CVM) and registered under No. CVM/SER/DEB 2003/013 on August 29, 2003.

Additionally, the debentures have restrictive covenants which, in general, require the Company to maintain certain financial ratios and minimum financial indicators. Noncompliance with these covenants can result in the accelerated maturity of the debts. As of December 31, 2003, the Company is in compliance with the restrictive covenants.

19 TAXES IN INSTALLMENTS

On July 31, 2003, CFLCL and its subsidiaries CENF, Energipe, Cat-Leo, CELB and Saelpa adopted PAES, an installment payment plan for taxes established by Law No. 10684 of May 30, 2003, which allowed them to divide into up to 180 installments the payment of debts due until February 28, 2003 to the Federal Revenue Service, Office of the Attorney-General of the Public Finances, and National Institute of Social Security (INSS). CFLCL and its subsidiaries Energipe, CELB and Saelpa and UTEJF also entered into installment plans for their ICMS (State VAT) debts with the state governments. As of December 31, 2003, these debts total R$22,569, Parent Company, and R$184,495, Consolidated, and are recorded under the caption "Taxes payable" in current liabilities and in long-term liabilities. Maturities are as follows:

	Parent Company	Consolidated
2004	10,599	30,749
2005	4,954	24,339
2006	1,669	21,027
After 2006	5,347	108,380
Total	22,569	184,495
Current portion	10,599	30,749
Long-term portion	11,970	153,746

20 CAPITAL – PARENT COMPANY

Subscribed and paid-in capital is represented by 51,218,232,398 (48,662,898,398 in December 2002) common shares, 82,392,170,239 (78,280,837,239 in December 2002) Class A preferred shares and 253,492,770 (253,492,770 in December 2002) Class B preferred shares, without par value. Class A preferred shares are nonvoting but have priority in the redemption of capital in the event of Company's liquidation and in the distribution of annual minimum dividends of 10%. Class B preferred shares are nonvoting but have priority in the distribution of annual fixed dividends of 6%.

At a meeting held on April 29, 2003, the Company's Board of Directors authorized the private subscription of 6,666,667,000 shares, composed of 2,555,334,000 common shares and 4,111,333,000 preferred shares at R$3.00 per thousand shares. The Board of Directors, at the meeting held on June 4, 2003, sanctioned an additional capital increase in the Company of R$20,000, and thus the capital is R$354,335, represented by 51,218,232,398 common shares, 82,392,170,239 Class A preferred shares and 253,492,770 Class B preferred shares, without par value.

At the Extraordinary Shareholders' Meeting held on December 9, 2003, the following resolutions were approved by a majority of the Company's shareholders: 1) absorption of accumulated deficit by capital stock in the amount of R$74,358, based on the special balance sheet as of September 30, 2003, without any change in the number of shares; 2) right of preferred shares, regardless of class, to cumulative dividends related to fiscal years 2003 and 2004; and 3) possibility of using capital reserves to pay these cumulative dividends in the year in which profits are insufficient for this purpose.

The minority shareholders of FondElec Essential Services Growth Fund L.P. and The Latin America Energy and Electricity Fund I, L.P, each managed by FondElec Capital Advisors and Alliant Energy Holdings do Brasil, respectively, all signatories of the Shareholders' Agreement filed at this Company, initiated several suits to suspend the effects of the above-mentioned Extraordinary Shareholders' Meeting. The Company and the controlling Company Gipar S.A. filed a special appeal and bill of review to restore the effects of said Extraordinary Shareholders' Meeting. These appeals were judged in favor of the appellants by the 18th Civil Court of the State of Rio de Janeiro, restoring in full the effectiveness of the resolutions made by the Extraordinary Shareholders' Meeting on December 9, 2003. If the final court decision denies the effectiveness of the Shareholders' Meeting resolutions, the capital reduction recorded will have to be reversed.

Thus, capital is R$279,977, represented by 51,218,232,398 common shares, 82,392,170,239 Class A preferred shares and 253,492,770 Class B preferred shares, without par value.

At a meeting held on May 25, 2000, the Board of Directors authorized the acquisition, to be held in treasury and later sold, of up to 200,000,000 common shares, 2,700,000,000 Class A preferred shares and 25,000,000 Class B preferred shares, issued by the Company. As of December 31, 2003, 16,554,955 common shares and 2,608,274,448 Class A preferred shares were acquired and are recorded under the captions "Treasury stock" in shareholders' equity in the amount of R$5,244.

The bylaws stipulate the distribution of a minimum mandatory dividend of 25% of adjusted net income for the year.

21 DIVIDENDS

On March 29, 2004, the Board of Directors will resolve, in the form of article 13 of the Company's bylaws and Law No. 6404/76, article 204, paragraphs 1 and 2, on the payment of interim dividends in the amount of R$16,723, with funds derived from net income for the year and retained earnings recorded in the balance sheet as of December 31, 2003, corresponding to R$0.2092 per thousand Class A preferred shares and R$0.1255 per thousand Class B preferred shares, to be included in the priority dividend for fiscal 2003. Please note that 68.33% of the amount to be distributed will be recorded in long-term liabilities under the caption "subsidiaries and related parties" due to its subordination to the indenture of the 6th issuance of debentures of the Company.

22 ELECTRICITY SALES TO FINAL CONSUMERS

a) Parent Company

	Unaudited					
	Number of consumers		MWh		R$	
	2003	2002	2003	2002	2003	2002
Residential	225,237	218,858	296,621	291,316	108,909	87,065
Industrial	3,228	3,254	315,614	322,933	60,127	49,744
Commercial	26,473	26,263	131,918	128,010	40,649	31,914
Rural	39,401	37,347	105,923	104,293	21,748	17,054
Public sector:						
Federal	42	40	301	291	238	266
State	381	375	6,361	13,257	1,788	1,381
Municipal	2,362	2,336	13,397	5,838	4,175	3,096
Public lighting	223	211	58,712	53,466	10,465	7,929
Public Service	473	465	31,428	30,933	6,205	4,999
Own consumption	140	146	2,079	1,988	-	-
Subtotal	297,960	289,295	962,354	952,325	254,304	203,448
ICMS (State VAT)	-	-	-	-	(53,529)	(43,500)
Extraordinary tariff recovery	-	-	-	-	-	608
Energy sold – MAE adjustment	-	-	-	-	(1,383)	(14,495)
Electric energy supply	-	-	12,806	120,742	108	10,539
Unbilled sales (net)	-	-	(1,637)	6,696	965	1,877
Other billed services	-	-	-	-	18,207	14,711
Total	297,960	289,295	973,523	1,079,763	218,672	173,188

b) Consolidated

	Unaudited					
	Number of consumers(*)		MWh		R$	
	2003	2002	2003	2002	2003	2002
Residential	1,502,933	1,456,007	1,705,403	1,579,472	491,057	376,305
Industrial	11,485	11,983	2,122,354	2,035,776	307,795	237,261
Commercial	130,106	127,319	858,640	799,136	224,975	171,841
Rural	106,184	87,739	303,660	256,345	46,503	33,290
Public sector:						
Federal	701	667	56,487	47,556	19,581	13,793
State	7,048	3,489	88,243	81,475	22,731	15,683
Municipal	12,484	15,292	85,202	66,187	16,598	11,940
Public lighting	1,266	1,276	338,687	324,496	49,575	38,638
Public Service	1,640	1,569	323,748	300,836	45,753	34,976
Own consumption	319	348	8,510	7,217	-	-
Subtotal	1,774,166	1,705,689	5,890,934	5,498,496	1,224,568	933,727
ICMS (State VAT)	-	-	-	-	(237,074)	(183,568)
Extraordinary tariff adjustment	-	-	-	-	-	3,390
Energy sold – MAE adjustment	-	-	-	-	(1,383)	(14,495)
Electric energy supply	3	5	585,812	1,396,923	49,972	97,224
Unbilled sales (net)	-	-	5,537	47,770	7,429	11,271
Other billed services	-	-	-	-	35,365	20,534
Total	1,774,169	1,705,694	6,482,283	6,943,189	1,078,877	868,083

(*) Sum of CFLCL, Energipe, CELB, Saelpa and CENF consumers.

23 MANAGEMENT REMUNERATION

Personnel expenses includes management remuneration in the amount of R$2,151 (R$1,941 in 2002), for the Parent Company, and R$6,159 (R$6,734 in 2002), on a consolidated basis.

24 PROVISION FOR CONTINGENCIES

The balance of the provision for contingencies of R$3,103 (R$90,010, consolidated) takes into consideration management's estimate of probable losses, as well as the legal counsel's opinion, and other information as of the date of the financial statement preparation, which is consistent with the procedure adopted at 2002 yearend. For ongoing litigation, the Company has escrow deposits amounting to R$474 (R$39,383, consolidated).

The provision for contingencies is made up as follows:

	Parent Company		Consolidated	
Contingencies	2003	2002	2003	2002
Labor	705	778	37,407	33,222
Civil	1,494	1,215	31,944	29,757
Tax	904	909	20,659	39,749
Total	3,103	2,902	90,010	102,728

25 INSURANCE

Amounts insured are determined and contracted on technical bases and are considered sufficient to cover potential losses on permanent assets and inventories.

26 FINANCIAL INSTRUMENTS (CVM INSTRUCTION NO. 235/95)

a) General considerations

Derivative instruments and operations involving indexing units are used to hedge the assets and liabilities of the Company and its subsidiaries.

Management considers that risks are minimum, since there is no concentration of counterparties, and operations are carried out with creditworthy banks within approved limits.

b) Market value of financial instruments

The carrying value of outstanding balances Group companies, when compared to amounts which might be obtained in active market negotiations or, if not applicable, to their net present value based on market interest rates in effect, approximate market values.

The carrying amounts of loans and financing for electrification projects, obtained in local currency, from Centrais Elétricas Brasileiras S.A. - Eletrobrás, are compatible with the amount of these operations, not available in the money market. The Company and its subsidiaries have no financing in foreign currency related to electrification projects. The other carrying amounts of financial instruments recorded in balance sheet accounts are compatible with market values.

c) Risk factors

- Credit risk

The risk arises from the possibility that the Company and its subsidiaries incur losses due to difficulties in collecting the amounts billed to their consumers, concessionaires and permittees. In order to reduce credit risk and to assist in the management of default risk, the Company and its subsidiaries monitor accounts receivable from consumers and interrupt electricity supply, in case the consumer does not make related payments. In case of consumers, the credit risk is minimum, due to the large number of small customers.

- Foreign currency risk

Likelihood of loss due to an increase in exchange rates, which impact the liability balances of foreign currency loan and financing raised in the market. CFLCL and its subsidiary Energipe, aiming at avoiding the impact of such variations on their results of operations and cash flows, had contracted currency swaps as of December 31, 2002 in the total nominal amount of US$ 48.6 million, subject to Libor equivalent to 3.94% and 4.06% per year, plus over libor of 1.25% per year, respectively. Under these swap contracts, interest is limited to the CDI (interbank deposit rate) variation, plus 2.3% per year (CFLCL) and 1.9% per year (Energipe). In 2003, the Company and its subsidiaries did not enter into derivative operations.

- Interest rate risk

The risk arises from the possibility that the Company and its subsidiaries incur losses due to interest rate fluctuations, which would increase the financial expenses related to the loans and financing operations in the market. The Company and its subsidiaries do not have derivative contracts hedging against this risk; however, they constantly monitor market interest rates in order to analyze the need of replacing their debts.

27 SUPPLEMENTARY RETIREMENT AND PENSION PLANS

The Company and its subsidiaries CENF, Energipe, Saelpa, and CELB sponsor supplementary retirement and pension plans for their employees, either defined contribution (CFLCL and CENF) or defined benefit (Energipe, Saelpa, and CELB). Defined benefit plans are evaluated on an actuarial basis at each yearend, aiming at checking whether contributions are sufficient to set up reserves required to meet current and future payment commitments.

		Annual contribution			Actuarial surplus/deficit	
Company	Benefit plan	2003	2002	% on payroll	2003	2002
CFLCL	Cat-Leo	504	513	2.10	-	-
CENF	Cat-Leo	9	16	2.10	-	-
Energipe	Inergus	1,503	1,389	7.53	(**) (20,272)	(**)(22,874)
Saelpa	Funasa	3,672	3,865	13.80	(**) (24,355)	(**)(28,568)
CELB	(*)	123	162	3.40	730	562

(*) Managed by BB Previdência

(**) In consolidated, R$8,127 (R$5,254 in 2002) was recorded in current liabilities as "other payables", R$36,500 (R$46,188 in 2002) was recorded in long-term liabilities.

Surplus related to CELB Plan was not recorded.

As of December 31, defined benefit plans are comprised as follows:

	Inergus		Funasa		CELB	
	2003	2002	2003	2002	2003	2002
Present value of actuarial liabilities	(77,270)	(63,781)	(102,036)	(86,279)	(2,739)	(1,538)
Fair value of plan assets	29,892	42,137	50,671	50,845	2,598	2,100
Present value of liabilities in excess of fair value of assets	(47,378)	(21,644)	(51,365)	(35,434)	(141)	562
Unrecorded (gains) losses	27,106	(1,230)	27,010	6,866	871	-
Net surplus (deficit)	(20,272)	(22,874)	(24,355)	(28,568)	730	562

Changes in financial assets and actuarial liabilities of the plans in 2003:

Description	Inergus	Funasa	CELB
FINANCIAL ASSETS OF THE PLAN			
Balances at December 31, 2002	42,138	50,845	2,101
Contributions by sponsor and participants	4,614	5,515	233
Benefits paid	(5,930)	(7,574)	(146)
Return on assets:			
Expected return on plan assets	(10,930)	1,885	-
Actuarial gains (losses)	-	-	410
Balances at December 31, 2003	29,892	50,671	2,598
ACTUARIAL LIABILITIES			
Balance at December 31, 2002	63,781	86,279	1,539
Benefits paid in the year	(5,930)	(7,574)	(146)
Interest on actuarial liability	3,706	4,995	92
Cost of current service (with interest)	900	959	88
Gains on actuarial liabilities	14,813	17,377	1,166
Balances at December 31, 2003	77,270	102,036	2,739

Expense estimated for 2004:

2004	Inergus	Funasa	CELB
Expected return on plan assets	3,338	5,620	301
Interest on actuarial liabilities	8,468	11,241	353
Expense to be recorded	7,006	7,618	22

Actuarial assumptions:

	Energipe	Saelpa	Celb
Actual annual interest rate	6%	6%	6%
Projected actual salary growth	0.5%	1%	2.28%
Projected actual benefits growth	0%	0%	0%
Mortality table	UP84	GAM-71	UP84
Mortality table - disabled	CSO58	IAPC	IAPB-57
Disability table	IAPB-57	IAPB-57	Álvaro Vindas

28 NONOPERATING INCOME (EXPENSE)

	Parent Company		Consolidated	
	2003	2002	2003	2002
Income				
Sale of assets:				
Shares of Centrais Hidrelétricas Grapon S.A.	79,957	-	79,957	-
Taxes	(1,319)	-	(1,319)	-
Other	1,468	2,613	4,482	8,761
Total	80,106	2,613	83,120	8,761
Expense				
Cost of shares sold:				
Shares of Centrais Hidrelétricas Grapon S.A.	33,390	-	33,390	-
Other	1,242	1,779	4,442	10,343
Total	34,632	1,779	37,832	10,343

At the Extraordinary Meeting held on October 21, 2003, the Board of Directors unanimously approved the sale of two small hydroelectric power plants (Ivan Botelho I and Túlio Cordeiro de Mello) of the subsidiary Cat-Leo Energia. For this transaction, the subsidiary Centrais Hidrelétricas Grapon S.A. was formed through a corporate restructuring at Cat-Leo Energia, which spun off and transferred the Ivan Botelho and Túlio Cordeiro de Mello power plants to the new Company.

On December 24, 2003, an irrevocable and irreversible sale contract was signed with Brascan Energética and Brascan Natural Resources S.A. (collectively referred to as "Brascan") for the shares of Centrais Hidrelétricas Grapon S.A. (wholly-owned subsidiary of CFLCL), the owner of the said power plants, together with the transfer of the BNDES financing of R$50,642, which had been obtained for the construction of these power plants. On February 20, 2004, the receivable on the said contract was collected, in settlement of the amount of R$79,957, which had been reported in current assets under the caption "Other receivables". This transaction resulted in a non-operating profit in 2003 in the amount of R$45,248, net of book costs of assets sold (R$33,390) and taxes (R$1,319).

29 CONCESSION OF ELECTRIC ENERGY PUBLIC SERVICES

The Company and its subsidiaries have electric energy distribution and generation concession contracts signed with ANEEL, renewable for the same concession periods, with the following characteristics:

Company	Signing date	Concession period	End of concession
CFLCL	06/18/1999	20 years	07/07/2015
CENF	06/18/1999	20 years	07/07/2015
Energipe	11/23/1997	30 years	11/23/2027
CELB	02/04/2000	30 years	02/04/2030
Saelpa	01/15/2001	30 years	01/15/2031

30 EMERGENCY ENERGY RATIONING PROGRAM

The expenses of the emergency energy rationing program are as follows:

	Parent Company		Consolidated	
	2003	2002	2003	2002
Nature of expense:				
Personnel	1,404	1,404	4,577	4,577
Material	34	34	234	234
Third-party services	234	234	1,314	1,314
Other	10	10	79	79
Total expenses acknowledged by Aneel	1,682	1,682	6,204	6,204
(-) Amounts allocated to income for 2003 (*)	(897)	-	(2,884)	-
(=) Balance to be allocated	785	1,682	3,320	6,204

(*) Recorded as operating expenses according to the nature of the expense.

31 INCOME PER ACTIVITY

Through Circular No. 2183/2003 – SFF/ANEEL, of December 23, 2003, ANEEL eliminated the obligation of publishing separately its distribution and commercial activities, due to the lack of a set rate for the transfer of revenue from commercial to distribution activity.

In compliance with ANEEL Official Circular No. 838/2000, the statements of income for electric energy generation and distribution, and for non-core activities - investments in other companies:

	2003				2002
	Unaudited				
	Generation	Distribution	Non-core activities	Total	Total
Operating revenue:					
Electricity sales to final consumers	16,092	239,177	-	255,269	205,933
Electricity sales to distributors	-	(1,275)	-	(1,275)	(3,956)
Other	2,026	16,181	-	18,207	14,711
	18,118	254,083	-	272,201	216,688
Deductions:					
Global reserve for reversion quota - RGR	1,632	2,119	-	3,751	3,507
Taxes	869	65,921	-	66,790	52,138
	2,501	68,040	-	70,541	55,645
Net operating revenue	15,617	186,043	-	201,660	161,043
Operating expenses:					
Personnel	4,563	21,028	-	25,591	23,701
Material	283	3,014	-	3,297	3,172
Third-party services	1,299	8,413	-	9,712	10,321
Compensation for use of water resources	240	-	-	240	251
Electricity purchased	-	77,753	-	77,753	78,727
Electric power transportation	-	4,851	-	4,851	5,085
Fuel usage quota (CCC)	-	10,168	-	10,168	8,334
Depreciation and amortization	1,887	11,706	-	13,593	13,430
Provisions	-	3,575	-	3,575	526
Other	557	6,096	-	6,653	6,392
	8,829	146,604	-	155,433	149,939
Income from service	6,788	39,439	-	46,227	11,104
Equity in goodwill amortization subsidiaries and goodwill amortization	-		31,584	31,584	(30,955)
Financial income (expense)	-	(91,051)	(15,738)	(106,789)	(75,631)
Operating income (expense)	6,788	(51,612)	15,846	(28,978)	(95,482)
Nonoperating income	-	296	45,178	45,474	834
Income (loss) before income and social contribution taxes and reversal of interest on capital	6,788	(51,316)	61,024	16,496	(94,648)
Income and social contribution taxes	(1,597)	11,631	(10,034)	-	19,080
Income (loss) before reversal of interest on capital	5,191	(39,685)	50,990	16,496	(75,568)
Reversal of interest on capital	-	-	(1,168)	(1,168)	(1,204)
Net income (loss)	5,191	(39,685)	49,822	15,328	(76,772)

32. TRANSLATION OF THE REPORT ORIGINALLY ISSUED IN PORTUGUESE

As discussed in Note 2, the accompanying financial statements are presented on the basis of Brazilian accounting practices. Certain accounting practices of the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to accounting principles generally accepted in other countries.

V - INDEPENDENT AUDITORS' REPORT

To the Shareholders and Management of
Companhia Força e Luz Cataguazes Leopoldina
Cataguases – MG

1. We have audited the accompanying individual (Parent Company) and consolidated balance sheets of Companhia Força e Luz Cataguazes Leopoldina and subsidiaries as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders' equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Companhia Força e Luz Cataguazes Leopoldina and subsidiaries (Parent Company and consolidated) as of December 31, 2003 and 2002, and the results of their operations, the changes in shareholders' equity (Parent Company), and the changes in their financial position for the years then ended in conformity with Brazilian accounting practices.

4. As of December 31, 2003, the Company has negative working capital of R$57,239 thousand (R$ 99,921 thousand in 2002) and R$141,583 thousand (R$351,302 thousand in 2002), Parent Company and Consolidated, respectively, as well as current and long-term debt recorded under the captions "Debt charges", "Loans and financing" and "Debentures", in the total of R$364,236 thousand (R$333,104 thousand in 2002) and R$1,174,273 thousand (R$1,158,121 thousand in 2002), Parent Company and Consolidated, respectively, which have contributed to impact adversely the results of operations of the Company and its subsidiaries. As discussed in Note 1, during the latest financial year management rescheduled debt and payables due to financial institutions, shareholders, suppliers and tax authorities to extend current maturities to long-term debt. Management believes that this debt rescheduling, coupled with positive results shown in internally generated financial projections, will be sufficient to assure that liquidity is adequate to sustain the operations of the Company and subsidiaries, and progressively to reduce debt levels and the financial charges thereon.

5. As discussed in Note 13, the Company has receivables of R$12,749 thousand (R$12,438 thousand in 2002) arising from advances made to its subsidiary Teleserv S.A. for future increases in capital. Due to the current level of This subsidiary's operations started in mid-2001, and have reported losses since then as its operations have not yet reached capacity. However, beginning 2004, the subsidiary will implement a new product which will supplement its principal business activity. Based on projections for this new product, management believes that the subsidiary will achieve the level of profitability required to recover the advances made to the subsidiary for future capital increase.

6. As discussed in Note 20, certain minority shareholders filed lawsuits challenging the effects of the Extraordinary Shareholders' Meeting of December 9, 2003 which, among other things, decided to reduce capital by R$74,358 thousand with the absorption of current and prior year losses. If the final court decision is contrary to the effects of the Extraordinary Shareholders' Meeting, the capital

reduction recorded in the financial statements for the year ended December 31, 2003 will be reversed.

7. As discussed in Note 5, as of December 31, 2003 the Company and its subsidiaries have recorded outstanding long-term receivables in the amount of R$9,280 thousand (Parent Company) and R$18,302 thousand (Consolidated), from sales of energy in the Wholesale Energy Market (MAE) through December 2002. These receivables are based on court injunctions granted to energy sector companies in lawsuits questioning the interpretation of the rules in the MAE, and therefore, may be subject to changes depending on the final outcome of the lawsuits.

8. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, March 24, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Iara Pasian
Engagement Partner